                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                           Vesta Insurance Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    925391104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2005
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
NOTES).

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 2 of 17 Pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  3,050,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
  REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 925391104                    13D                    Page 3 of 17 Pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 4 of 17 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /X/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 5 of 17 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 6 of 17 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          JAMES C. EPSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) /_/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,050,700**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

-----------
**  Constitutes  the  3,050,700  shares of Common  Stock  beneficially  owned by
Newcastle  Partners,  L.P. Mr. Epstein disclaims any pecuniary  interest in such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 7 of 17 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           MARK J. MORRISON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,050,700**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

--------------------
**  Constitutes  the  3,050,700  shares of Common  Stock  beneficially  owned by
Newcastle  Partners,  L.P. Mr. Morrison disclaims any pecuniary interest in such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 8 of 17 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,050,700**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,050,700**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,050,700**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

--------------------
**  Constitutes  the  3,050,700  shares of Common  Stock  beneficially  owned by
Newcastle  Partners,  L.P. Mr. Pully  disclaims any  pecuniary  interest in such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 9 of 17 Pages
--------------------                                         -------------------

     The  following  constitutes  Amendment  No. 3  ("Amendment  No.  3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

          On  September  28,  2005,  NP  delivered a letter to the Issuer to (i)
nominate James C. Epstein,  Mark J. Morrison and Steven J. Pully  (collectively, the  "Nominees"),  as set forth  therein,  for election to the Issuer's Board of
Directors  at the Issuer's  2005 annual  meeting of  stockholders,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements, reschedulings or continuations thereof (the "Annual Meeting") and
(ii) propose that stockholders of the Issuer adopt a resolution  recommending to the Issuer's Board of Directors that the Issuer reimburse NP for all expenses it incurs in connection  with the proxy  solicitation  to elect the Nominees at the
Annual Meeting, including, but not limited to, all litigation expenses resulting therefrom.  A copy of  this  letter  is  attached  hereto  as  Exhibit  5 and is incorporated herein by reference.

     Item 5(a) is hereby amended and restated to read as follows:

          (a)  The aggregate  percentage of shares of Common Stock reported to be owned by the  Reporting  Persons is based upon  36,079,564  shares  outstanding, which is the total  number of shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the Securities and Exchange Commission on August 9, 2004.

          As of September 28, 2005, NP beneficially  owned  3,050,700  shares of
Common  Stock,  representing  approximately  8.5% of the issued and  outstanding
Common Stock of the Issuer.

          NCM, as the general  partner of NP, may also be deemed to beneficially own the 3,050,700 shares of Common Stock beneficially owned by NP.

          NCG,  as the  general  partner  of NCM,  which in turn is the  general partner of NP, may also be deemed to  beneficially  own the 3,050,700  shares of
Common Stock beneficially owned by NP.

          Mark E. Schwarz, as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 3,050,700 shares of Common Stock beneficially owned by NP.

          NCM, NCG and Mr. Schwarz disclaim  beneficial  ownership of the shares of Common  Stock held by NP,  except to the extent of their  pecuniary  interest therein.

          Messrs. Epstein, Morrison and Pully do not beneficially own any shares of Common  Stock other than the shares of Common  Stock held by NP that each may be deemed to  beneficially  own if they are  considered as a "group" with NP and

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 10 of 17 Pages
--------------------                                         -------------------

the  Controlling  Persons under Section  13(d)(3) of the Act.  Messrs.  Epstein,
Morrison and Pully disclaim any pecuniary interest in the Shares held by NP.

     Item 5(c) is hereby amended to add the following:

          (c)  There have been no  transactions  in the shares of Common Stock by the Reporting Persons during the past sixty days.

     Item 7 is hereby amended to add the following exhibit:

          5.  Director Nomination Letter from Newcastle Partners,  L.P. to Vesta
              Insurance Group, Inc., dated September 28, 2005

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 11 of 17 Pages
--------------------                                         -------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this
Statement is true, complete and correct.

Dated: September 29, 2005                NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its General Partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its General Partner

                                         By: /s/Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                             /s/Mark E. Schwarz
                                             -----------------------------------
                                             MARK E. SCHWARZ

                                             /s/ James C. Epstein
                                             -----------------------------------
                                             JAMES C. EPSTEIN

                                             /s/ Mark J. Morrison
                                             ------------------------------------
                                             MARK J. MORRISON

                                             /s/ Steven J. Pully
                                             ------------------------------------
                                             STEVEN J. PULLY

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 12 of 17 Pages
--------------------                                         -------------------

                                  EXHIBIT INDEX
                                  -------------

                             Exhibit Page                                  Page
                             ------------                                  ----

1.   Director Nomination Letter from Newcastle Partners, L.P. to Vesta
     Insurance Group, Inc., dated March 21, 2005 (previously filed).        --

2.   Joint  Filing and  Solicitation  Agreement,  dated March 21, 2005
     (previously filed).                                                    --

3.   Letter from Newcastle  Partners,  L.P. to the Corporate Secretary of Vesta Insurance Group, Inc., dated July 8, 2005,  requesting a
     stockholders list and other corporate records (previously filed).      --

4.   Complaint  filed  on July 8,  2005  with  the  Delaware  Court of
     Chancery (previously filed).                                           --

5.   Director Nomination Letter from Newcastle Partners, L.P. to Vesta
     Insurance Group, Inc., dated September 28, 2005.                     13-17

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 13 of 17 Pages
--------------------                                         -------------------

                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201

                                                     September 28, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Vesta Insurance Group, Inc.
3760 River Run Drive
Birmingham, Alabama 35243
Attn:  Corporate Secretary

     Re:  NOTICE OF INTENTION TO NOMINATE  INDIVIDUALS FOR ELECTION AS DIRECTORS
          AT THE 2005 ANNUAL MEETING OF STOCKHOLDERS  OF VESTA INSURANCE  GROUP,
          INC.

Dear Sir:

     This  letter  shall serve to satisfy the  advance  notice  requirements  of
Article II,  Section  2.7(A) of the Bylaws  (the  "Bylaws")  of Vesta  Insurance
Group, Inc. ("Vesta") as to the nomination by Newcastle Partners,  L.P., a Texas limited  partnership  ("Newcastle"),  of three (3)  nominees for election to the
Board of  Directors of Vesta (the "Vesta  Board") at the 2005 annual  meeting of stockholders of Vesta on November 17, 2005, or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations thereof (the "Annual Meeting").

     This letter and all Exhibits  attached hereto are collectively  referred to as the "Notice." Newcastle is the beneficial owner of 3,050,700 shares of common stock, $.01 par value per share (the "Common Stock"),  of Vesta, 1,000 shares of which are held of record by  Newcastle.  Newcastle's  address,  as  believed  to appear on Vesta's books, is 300 Crescent Court, Suite 1110, Dallas, Texas 75201.
Through  this Notice,  Newcastle  hereby (i)  nominates  and notifies you of its intent to nominate  James C.  Epstein,  Mark J.  Morrison and Steven J. Pully as
nominees  (the  "Nominees")  to be  elected  to the  Vesta  Board at the  Annual
Meeting.  Newcastle  believes  that the terms of three  (3) Class III  directors currently  serving  on the Vesta  Board  expire at the Annual  Meeting  and (ii)
proposes that stockholders of Vesta adopt a resolution recommending to the Vesta
Board that Vesta  reimburse  Newcastle  for all expenses it incurs in connection with the  proxy  solicitation  to elect  the  Nominees  in the  Annual  Meeting, including, but not limited to, all litigation expenses resulting therefrom.

     ELECTION OF DIRECTORS:

     The  information  concerning  the Nominees  required by Article II, Section
2.7(A) of the Bylaws is set forth below:

--------------------                                         -------------------
CUSIP No. 925391104                   13D                    Page 14 of 17 Pages
--------------------                                         -------------------

     JAMES C.  EPSTEIN  (Age 47) has  served as Chief  Risk  Officer  of Contran
Corporation,  a diversified holding company with controlling interests in public and private  companies,  since  January  2005.  He has served as Chairman of the
Board and Chief Executive  Officer of EWI RE, Inc., an insurance and reinsurance brokerage and consulting firm and Contran Corporation affiliate,  since November
2004, and as its President from 1995 to December 2000. He has served as Chairman of the Board of Tall Pines  Insurance  Company,  a Vermont  captive  insurer and
Contran  Corporation  affiliate,  since  November  2004.  Mr. Epstein has been a director of Hallmark Financial Services, Inc., a property and casualty insurance holding company,  since May 2003. Certain relatives of Mr. Epstein are investors in Newcastle Partners.  The business address of Mr. Epstein is 5400 LBJ Freeway,
Suite 1060,  Dallas,  Texas 75240.  As of the date hereof,  Mr.  Epstein did not beneficially  own any  securities of Vesta other than the shares of Common Stock held by Newcastle that Mr. Epstein may be deemed to  beneficially  own by virtue of being a member of the Group (as  hereinafter  defined).  Mr.  Epstein has not purchased or sold any securities of Vesta during the past two years.

     MARK J. MORRISON (Age 45) has served as Chief Operating Officer since April
2005 and as Executive  Vice  President and Chief  Financial  Officer since March
2004 of Hallmark  Financial  Services,  Inc., a property and casualty  insurance holding  company.  From  January  2001 to March 2004,  he served as President of
Associates  Insurance  Group,  a subsidiary  of St. Paul  Travelers,  a national provider of property casualty insurance and asset management services. From 1996 to 2000,  he served as Senior  Vice  President  and Chief  Financial  Officer of
Associates  Insurance Group, the insurance  division of Associates First Capital
Corporation,  an international  provider of finance and insurance products.  The business  address of Mr.  Morrison is 777 Main  Street,  Suite 100,  Fort Worth,
Texas 76102. As of the date hereof,  Mr. Morrison did not  beneficially  own any securities of Vesta other than the shares of Common Stock held by Newcastle that
Mr.  Morrison may be deemed to  beneficially  own by virtue of being a member of the Group. Mr. Morrison has not purchased or sold any securities of Vesta during the past two years.

     STEVEN  J.  PULLY  (Age  45)  has  served  as the  President  of  Newcastle
Management,  the general  partner of Newcastle  Partners,  a private  investment partnership,  since  January  2003 and has been with  Newcastle  Partners  since
December 2001. Mr. Pully has served as a director of Whitehall Jewellers,  Inc., a specialty retailer of fine jewelry, since June 22, 2005 and as Chairman of the
Board  since  July 5,  2005.  He has  served as Chief  Executive  Officer  and a director of New Century Equity  Holdings  Corp., a company  formerly  engaged in investing in high-growth companies, since June 2004. He has served as a director of Pizza Inn,  Inc.,  a  franchisor  and  operator of pizza  restaurants,  since
December  2002.  From  January 2003 to June 2004,  he served as Chief  Executive
Officer of privately-held  Pinnacle Frames and Accents, Inc., a domestic picture frame  manufacturer.  Prior to joining  Newcastle  Management,  from May 2000 to
December 2001, he served as a managing  director in the mergers and acquisitions department of Banc of America Securities, Inc. and from January 1997 to May 2000 he was a member of the  investment  banking  department of Bear Stearns where he became a senior  managing  director in 1999.  Mr.  Pully is a CPA, a CFA,  and a member of the Texas Bar.  The  business  address of Mr.  Pully is c/o  Newcastle
Capital Management,  L.P., 300 Crescent Court, Suite 1110, Dallas,  Texas 75201.
As of the date hereof,  Mr. Pully did not  beneficially  own any  securities  of
Vesta other than the shares of Common Stock held by Newcastle that Mr. Pully may

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CUSIP No. 925391104                   13D                    Page 15 of 17 Pages
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be deemed to  beneficially  own by  virtue of being a member of the  Group.  Mr.
Pully has not  purchased  or sold any  securities  of Vesta  during the past two years.

     To the extent there are in excess of three (3) vacancies on the Vesta Board to be filled by election at the Annual  Meeting or Vesta  increases  the size of the Vesta  Board  above  its  existing  size,  Newcastle  reserves  the right to nominate  additional  nominees  to be elected  to the Vesta  Board at the Annual
Meeting.  Additional  nominations  made pursuant to the  preceding  sentence are without  prejudice to the position of Newcastle that any attempt to increase the size of the current Vesta Board or to reconstitute or reconfigure the classes on which the  current  directors  serve  constitutes  an unlawful  manipulation  of
Vesta's corporate machinery.  If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason,  this Notice  shall  continue to be effective with respect to the remaining  Nominee(s) and as to any  replacement  Nominee(s)
selected by Newcastle.

     REIMBURSEMENT OF EXPENSES:

     The stockholders of Vesta are being asked to adopt the following resolution recommending to the Vesta Board that Vesta reimburse  Newcastle for its expenses incurred  in  connection  with the proxy  solicitation  to elect  its  Nominees, including, but not limited to, all litigation expenses resulting therefrom:

     "Resolved,  that the stockholders  recommend to the Board of Directors that Vesta Insurance Group, Inc. reimburse  Newcastle  Partners,  L.P.
     for all  expenses it incurs in  connection  with its  solicitation  of proxies for the annual meeting of stockholders scheduled to be held on
     November 17, 2005, or any advancements, postponements, rescheduling or continuation  thereof,  including,  but not limited to, all litigation expenses resulting therefrom."

     Newcastle is seeking  reimbursement  of its expenses  from Vesta because it believes that the proxy  solicitation  will benefit all  stockholders  of Vesta.
Although  Newcastle  is  expending  its own  working  capital  to  finance  this solicitation  while Vesta management is paying for its solicitation with Vesta's cash,  the  Nominees,  if  elected,  will not seek  reimbursement  on  behalf of
Newcastle if Vesta's stockholders do not approve this proposal.

     ADDITIONAL INFORMATION ON NEWCASTLE AND ITS AFFILIATES:

     On March 21, 2005, Newcastle, Newcastle Capital Management, L.P., Newcastle
Capital Group,  L.L.C., Mark E. Schwarz and each of the Nominees  (collectively, the "Group")  entered into a Joint Filing and  Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Vesta to the extent required under applicable  securities laws, (b) the parties agreed to solicit  proxies or written  consents for the election of the  Nominees,  or any other person(s) nominated by Newcastle, to the Vesta Board at the Annual Meeting
(the "Solicitation"),  and (c) Newcastle agreed to bear all expenses incurred in connection with the Group's activities,  including approved expenses incurred by any of the  parties  in  connection  with the  Solicitation,  subject to certain limitations.

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CUSIP No. 925391104                   13D                    Page 16 of 17 Pages
--------------------                                         -------------------

     Pursuant to letter  agreements  dated March 21, 2005,  Newcastle  agreed to indemnify each of Messrs. Epstein, Morrison and Pully against any and all claims of any nature arising from the solicitation of proxies from Vesta's stockholders at the Annual Meeting and any related transactions.

     Other than as stated above,  there are no  arrangements  or  understandings between  Newcastle  and each Nominee or any other  person or person  pursuant to which the nominations  described  herein are to be made, other than the consents by the  Nominees to serve as directors of Vesta if elected as such at the Annual
Meeting, attached hereto and incorporated herein by reference.

     Except as set forth in this Notice  (including  the Exhibits  hereto),  (i)
during the past 10 years, no Nominee has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly  beneficially owns any securities of Vesta;  (iii) no Nominee owns any securities of Vesta which are owned of record but not beneficially;  (iv) no
Nominee has purchased or sold any securities of Vesta during the past two years;
(v) no  Nominee  is, or  within  the past  year  was,  a party to any  contract, arrangements or understandings with any person with respect to any securities of
Vesta,   including,   but  not  limited  to,  joint  ventures,  loan  or  option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;  (vi) no associate  of  any  Nominee  owns  beneficially,  directly  or  indirectly,  any securities of Vesta; (vii) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Vesta; (viii) no Nominee or any of
his  associates  was  a  party  to  any   transaction,   or  series  of  similar
transactions,  since the beginning of Vesta's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions,  to which
Vesta or any of its  subsidiaries  was or is to be a party,  in which the amount involved  exceeds  $60,000;  (ix) no  Nominee or any of his  associates  has any arrangement  or  understanding  with  any  person  with  respect  to any  future
employment  by  Vesta  or  its  affiliates,   or  with  respect  to  any  future
transactions to which Vesta or any of its affiliates will or may be a party; and
(x) no person,  including  the  Nominees,  who is a party to an  arrangement  or understanding  pursuant to which the  Nominees  are proposed to be elected has a substantial  interest,  direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

     A  representative  of Newcastle  intends to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this Notice for election to the Vesta Board.

     Each of the Nominees has consented to be named as a nominee in this Notice, to be named as a nominee in any proxy statement filed by Newcastle in connection with the Solicitation  and to serve as a director of Vesta, if so elected.  Such consents are attached hereto as Exhibit A.

     Please address any correspondence to Newcastle Partners,  L.P.,  Attention:
Mark E. Schwarz, telephone (214) 661-7474, facsimile (214) 661-7475 (with a copy to our counsel,  Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP,  Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq.,  telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this
Notice  is not an  admission  that any  procedures  for  notice  concerning  the nomination  of  directors  to the Vesta Board are legal,  valid or binding,  and
Newcastle reserves the right to challenge their validity. This Notice supercedes

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CUSIP No. 925391104                   13D                    Page 17 of 17 Pages
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the  notice of  nomination  sent by  Newcastle  to Vesta on March 21,  2005 (the
"March 21 Notice") to the extent  that the Annual  Meeting on November  17, 2005 was first publicly  announced  through a press release of Vesta on September 20,
2005.  Newcastle  reserves  its  right to  reinstate  the  March 21 Notice if an earlier announcement of the Annual Meeting is deemed to be public by Vesta.

                                Very truly yours,

                                NEWCASTLE PARTNERS, L.P.

                                By:  Newcastle Capital Management, L.P.,
                                     its General Partner

                                By:  Newcastle Capital Group, L.L.C.,
                                     its General Partner

                                By:  /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     Mark E. Schwarz, Managing Member